Exhibit 99.1

Agomab Announces Proposed Appointments of Marino Garcia and Dr. Naimish Patel to Board of Directors

Antwerp, Belgium, August 10, 2026 – Agomab Therapeutics NV (Nasdaq: AGMB) (“Agomab” or the “Company”), a clinical-stage biopharmaceutical company focused on fibro-inflammatory diseases, today announced that its Board of Directors has proposed the appointments of Marino Garcia and Naimish Patel, M.D. as non-executive members of the Board of Directors. The appointments will be submitted for shareholder approval at the Company's Special General Meeting to be held on September 11, 2026.

“We are delighted to nominate Marino and Naimish to join Agomab’s Board of Directors,” said David Epstein, Chairman of the Board of Agomab. “Marino brings extensive experience building, financing and leading innovative biotechnology companies through important stages of growth, while Naimish contributes deep expertise in clinical development, translational medicine and immunology. Their perspectives and leadership would further strengthen the Board as we support Agomab’s long-term strategy and commitment to advancing transformative therapies for patients with fibro-inflammatory diseases.”

Marino Garcia currently serves as President, Chief Executive Officer, and member of the Board of Directors of Dianthus Therapeutics (Nasdaq: DNTH), where he has led the company’s transformation from a private biotechnology startup into a publicly traded, clinical-stage company with three product candidates in development and more than $1.6 billion in capital raised. Throughout his career, he has held senior leadership positions spanning corporate strategy, business development, commercialization and operations at Zealand Pharma, Synergy Pharmaceuticals, Aptalis Pharma and Aspreva Pharmaceuticals, as well as commercial and strategic roles at Merck, Pfizer and Eli Lilly.

Naimish Patel, M.D. currently serves as Chief Medical Officer of CRISPR Therapeutics (Nasdaq: CRSP) and brings extensive experience in clinical development, translational medicine and immunology. Prior to joining CRISPR Therapeutics, Dr. Patel served in senior leadership roles at Sanofi, where he most recently led the company’s global immunology and inflammation development organization and oversaw development programs across respiratory, dermatology, gastroenterology and rheumatology. Earlier in his career, he held leadership positions at AstraZeneca and Vertex Pharmaceuticals and served on the faculty of Harvard Medical School and Beth Israel Deaconess Medical Center. Dr. Patel is a pulmonary and critical care physician with extensive experience leading the development of innovative therapies across multiple disease areas.

Special General Meeting and Extraordinary General Shareholders’ Meeting

•	The proposed Board appointments will be submitted for shareholder approval at the Company's Special General Meeting to be held on September 11, 2026.
•	The Company also announced that it will hold an Extraordinary General Shareholders’ Meeting to obtain shareholder approval for the proposed consolidation and split of outstanding pre-Initial Public Offering (IPO) warrants (‘subscription rights’). Under the proposal, each pre-IPO warrant would be adjusted to reflect the share split implemented in connection with Agomab’s IPO in February 2026.
•	The Special General Meeting and Extraordinary General Shareholders’ Meeting are scheduled to be held at 2:30 PM CEST on September 11, 2026 in Antwerp, Belgium.

•	The convening notice for both the Special General Meeting and the Extraordinary General Shareholders’ Meeting, as well as all documents relevant to each meeting, including the professional biographies of Mr. Marino Garcia and Dr. Naimish Patel, are available via the Agomab website at https://ir.agomab.com/governance/shareholder-meetings.

About Agomab

Agomab is a clinical-stage biopharmaceutical company focused on developing novel disease-modifying therapies for fibro-inflammatory diseases with high unmet medical need. Agomab’s product candidates are designed to target established, potent pathways and utilize organ-restricted approaches, with the aim of increasing efficacy while minimizing safety liabilities. Fostering a culture of excellence, Agomab’s mission is to pioneer therapeutics that aim to resolve fibro-inflammation and restore organ function to enable people with these disorders to live fuller and healthier lives.

Contacts

Investors

Sofie Van Gijsel

VP of Investor Relations

E-Mail: sofie.vangijsel@agomab.com

Phone: +1 781 296 1143

Media

Gretchen Schweitzer

Trophic Communications

E-Mail: agomab@trophic.eu

Phone: +49 172 861 8540